Suite 550, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, Canada

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations we advise that the following matters were voted upon at our annual general meeting of shareholders held on June 23, 2009 and the results of those votes are as follows:

1.           Minutes of 2008 Annual General Meeting of Shareholders

By a vote by show of hands, reading of the minutes of our last annual general meeting held on June 26, 2008 was dispensed with and the minutes accepted as if read.

2.           2008 Annual Financial Statements and Management’s Discussion & Analysis

By a vote by show of hands, our financial statements for the fiscal year ended December 31, 2008, together with the report of the auditor thereon, and accompanying Management’s Discussion & Analysis were accepted as if read.

3.           Number of Directors

By a vote by show of hands, the number of directors for the next year was set at six.

4.           Election of Directors

By a vote by show of hands, the following persons were elected as our directors until the next annual general meeting:

ANDERSON, James R.	GARDNER, Robert C.	HUGHES, Richard W.

SCHROEDER III, Charles E.	SMITH, Brian R. D.	WEISMANTEL, Lyle R.

5.           Appointment of Auditor

By a vote by show of hands, Cinnamon Jang Willoughby & Company, Chartered Accountants, were appointed as our auditor for the ensuing year and the directors were authorized to approve the auditor’s remuneration.

6.           Management Contract Share Bonuses

By a vote by ballot, the issuance of up to 1,510,608 common shares in satisfaction of bonuses payable in respect of our 2008 financial year to Robert C. Gardner, one of our Co-Chairman of the Board of Directors (1,007,072 shares) and Wayne R. Moorhouse, our Vice-President, Finance (503,536 shares) pursuant to the management contracts dated October 1, 2006, as described in our Information Circular dated May 27, 2009, was approved.

There were 8,461,453 shares (66.9%) voted for and 4,181,530 shares (33.1%) voted against this resolution. A total of 631,642 shares held by Robert C. Gardner and Wayne R. Moorhouse were withheld from voting.